UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 2-92261

Westbridge Research Group

(Exact name of registrant as specified in its charter)

1260 Avenida Chelsea, Vista, California 92081
(760) 599-8855

(Address, including zip code, and telephone number, including area code, of registrant’s principle executive offices)

Common Stock

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☒

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of certification or notice date: 430

Pursuant to the requirements of the Securities Exchange Act of 1934, Wesbridge Research Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2013		Westbridge Research Group
(Registrant)

	By:	/s/ Christine Koenemann
Christine Koenemann, President